555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Moscow
	Barcelona	Munich
	Beijing	New Jersey
	Brussels	New York
	Chicago	Orange County
	Doha	Paris
	Dubai	Riyadh
	Frankfurt	Rome
	Hamburg	San Diego
	Hong Kong	San Francisco
	Houston	Shanghai
	London	Silicon Valley
	Los Angeles	Singapore
September 23, 2010	Madrid	Tokyo
	Milan	Washington, D.C.

File No. 017637-1043
VIA EDGAR CORRESPONDENCE
Duc Dang
Attorney—Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CoreSite Realty Corporation Amendment No. 5 to Registration Statement on Form S-11 Filed September 13, 2010 SEC File No. 333-166810
Dear Mr. Dang:
     Pursuant to our telephonic conversation on September 22, 2010, with respect to the above-referenced Amendment No. 5 to the Registration Statement on Form S-11 (as it may be amended or supplemented, “Amendment No. 5”), we are hereby confirming our agreement to your requests on behalf of CoreSite Realty Corporation (the “Company”).
     As discussed during our telephonic conversation on September 22, 2010, in connection with the Company’s filing of its final prospects pursuant to Rule 424(b), the Company will:
•	identify the initial lenders under its new revolving credit facility; and

•	affirmatively state that, commencing with its short taxable year ending December 31, 2010, the Company has been organized in conformity with the requirements for qualification and taxation as a REIT under the Code and that its proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code.
     Thank you in advance for your cooperation in connection with this matter.

Very truly yours,
/s/ Patrick H. Shannon
Patrick H. Shannon
of LATHAM & WATKINS LLP

cc:	Yolanda Crittendon, Securities and Exchange Commission
Cicely LaMothe, Securities and Exchange Commission
Stacie Gorman, Securities and Exchange Commission
Thomas M. Ray, CoreSite Realty Corporation
Edward J. Schneidman, Esq., Mayer Brown LLP
John P. Berkery, Esq., Mayer Brown LLP
Jeffrey J. Knight, KPMG LLP
Raymond Y. Lin, Esq., Latham & Watkins LLP
Brandon J. Bortner, Esq., Latham & Watkins LLP